UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANADARKO EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN
INDEX

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

EXHIBIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Anadarko Employee Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2010 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 27, 2011

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
thousands	**2010**	2009
Assets		
Investments, at fair value		
Anadarko Petroleum Corporation common stock	**$ 315,241**	$ 275,708
Mutual funds	**634,212**	521,149
Common/collective trust fund	**229,006**	212,797
Money market investments	**165**	4,979
	1,178,624	1,014,633
Receivables		
Notes receivable from participants	**11,135**	10,241
Receivable for securities sold	**7,066**	101
Participant contributions	**74**	—
Employer contributions	**45**	—
Other receivables	**4,018**	1,023
	22,338	11,365
Total assets	**1,200,962**	1,025,998
Liabilities		
Due to broker for securities purchased	**2,730**	106
Excess contributions payable	**406**	—
Total liabilities	**3,136**	106
Net assets reflecting investments at fair value	**1,197,826**	1,025,892
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(2,261)**	2,673
Net Assets Available For Benefits	**$ 1,195,565**	$ 1,028,565

See accompanying Notes to Financial Statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

thousands

Additions to Net Assets Attributed to:

Investment income

Net appreciation in fair value of investments	$	**129,139**
Dividends		**17,392**
Interest		**3,904**
Total investment income		**150,435**

Contributions

Employer	**34,413**
Participant	**51,001**
Participant rollover	**4,365**
Total contributions	**89,779**

Interest income from notes receivable from participants	**553**
Total additions	**240,767**

Deductions from Net Assets Attributed to:

Benefits paid to participants	**72,830**
Plan expenses	**531**
Corrective distributions	**406**
Total deductions	**73,767**

Net Increase in Net Assets Available for Benefits During the Year	**167,000**
Net Assets Available for Benefits at Beginning of Year	**1,028,565**
Net Assets Available for Benefits at End of Year	**$ 1,195,565**

See accompanying Notes to Financial Statements.

1. Description of the Plan

General   The Anadarko Employee Savings Plan (Plan) is sponsored by Anadarko Petroleum Corporation (the Company or Employer) and was last amended on June 9, 2011. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The administrator and named fiduciary of the Plan is the Anadarko Petroleum Corporation Administrative and Investment Committee. Plan assets are held by Fidelity Management Trust Company (Fidelity or Trustee). The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The purpose of the Plan is to assist employees in accumulating retirement savings and to encourage employees to remain employed by the Company. The Plan has been adopted exclusively to provide benefits for employees eligible to participate in the Plan (participants) and their beneficiaries. The assets of the trust fund (Trust) established pursuant to the Plan to hold participant contributions, Company contributions, and earnings thereon may only be used to provide such employee benefits and fund reasonable expenses of administering the Plan.

The Plan is a defined-contribution plan that is qualified under Section 401 of the Internal Revenue Code of 1986, as amended (Code), as more fully discussed in Note 8. All regular employees of the Company included on its United States payroll records are eligible to participate in the Plan upon employment.

Contributions and Vesting   Contributions may be made to the Plan by participants, if they elect to do so, and by the Company. Participants may make elective contributions as well as rollover contributions from other qualified benefit plans. Employer contributions may include matching contributions (to match a portion of the participants' elective contributions), Personal Wealth Account (PWA) contributions, and profit-sharing contributions. All contributions are subject to certain limitations as set forth in the Code. Such limitations may apply differently to certain participants. For example, maximum-permitted contribution amounts may be higher for participants who are 50 years of age or older by calendar year-end.

Participant Elective and Employer Matching Contributions - The Plan allows participant contributions of up to 30% of compensation, which includes base salary or wages, as well as overtime and certain incentive bonuses (excluding front-end bonuses and other special payments). Participants may contribute on a pre-tax, after-tax and/or Roth 401(k) basis. Participants age 50 or older by the end of the calendar year may be eligible to make additional catch-up contributions on a pre-tax and/or Roth 401(k) basis. The Company matches 100% of participant-elective contributions up to 6% of participant compensation. Active participants in the Plan vest immediately in their own contributions and Company matching contributions. Participants that terminated employment prior to October 12, 2006 are subject to a vesting schedule in effect at that date for Company matching contributions.

Other Employer Contributions - Since January 1, 2008, the date the PWA feature was established, the Company has made PWA contributions to eligible participants' accounts. Generally, employees eligible to receive PWA contributions are those employees not eligible to participate in the final-average pay benefit program under the qualified defined benefit plans sponsored by the Company and its subsidiaries. The receipt of PWA contributions is not dependent on participant-elective contributions. PWA contributions equal 4% of eligible compensation paid during each payroll period. Participants fully vest in Employer PWA contributions and earnings thereon upon achieving three years of active service.

In addition to matching elective contributions made by participants, the Company may elect to make a profit-sharing contribution to the Plan. Participants become vested in Employer profit-sharing contributions and earnings thereon ratably, upon each anniversary of active service, at the rate of one-third annually. No such contribution was approved by the Company for 2010.

1. Description of the Plan (Continued)

Benefits Paid to Participants   Benefit distributions are made in lump-sum payments subsequent to termination of employment and as directed by the participant. While employed, a participant may make withdrawals from his or her Employer or employee contribution accounts, as allowed under Internal Revenue Service (IRS) regulations, subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic payout of account balances less than $1,000 upon termination of employment.

Forfeitures   Participants terminating employment prior to becoming 100% vested forfeit any non-vested contributions and earnings thereon after five years of separation of service or upon the distribution of a vested account balance, if earlier. Non-vested contributions include PWA and Employer profit-sharing contributions, as well as Employer matching contributions that are subject to the October 1, 2006 vesting schedule. Forfeitures may be used to restore participant account balances required to be reinstated during the Plan year if a participant resumes employment with the Company and other relevant conditions are satisfied, to pay administrative expenses of the Plan, or to reduce Company matching contributions. The forfeiture account balance as of December 31, 2010, and 2009, was zero and $1.3 million, respectively. During 2010, forfeitures of $575,000 were used to restore account balances of certain participants of a qualified plan that merged with and into the Plan in 2006 and forfeitures of $979,000, which includes amounts forfeited during the year, were used to satisfy a portion of Employer matching contribution requirements.

Plan Termination   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their accounts.

Participant Accounts   All employee and Employer contributions are allocated to participants' accounts and are invested in accordance with participants' investment elections. Participants, or their appointed delegates, may designate the manner in which all employee and Employer contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

In addition to the Anadarko Petroleum Corporation common stock fund (Stock Fund), the Plan currently offers participants a common/collective trust fund and a variety of mutual funds as investment options. Invested funds of participants, including Employer contributions and accumulated earnings thereon, may be transferred between investment options at the election of the participant, subject to certain mutual fund restrictions and fees, such as short-term trading fees.

The Company has engaged an independent third-party investment advisor (Participant Investment Advisor) to offer online investment advice and full investment management services. Participants electing full investment management authorize the Participant Investment Advisor to monitor their accounts and transact on their behalf. Fees for the full management service are charged only to the accounts of participants using the service.

Stock Fund   The Stock Fund is a unitized fund, measured in units rather than shares, which holds Anadarko Petroleum Corporation common stock (Company Stock), as well as cash and cash equivalents. In the event that trading transactions on any given day exceed the cash position of the Stock Fund, the Trust has arranged to utilize a line of credit to access additional liquidity. At December 31, 2010, and 2009, there were no outstanding borrowings under this line of credit.

1. Description of the Plan (Continued)

Notes Receivable from Participants   Upon loan origination, the amount of a participant's loan may not be greater than the lesser of (a) 50% of the participant's vested account balance, or (b) $50,000 less the highest outstanding loan balance for the previous 12-month period. Currently permitted loan terms range from 6 months to a maximum term of 5 years. Outstanding loans with a remaining term exceeding 5 years relate to principal-residence loans that were permitted by provisions of a qualified plan that was previously merged with and into the Plan. Loans are secured by the balance in the participant's account and bear interest at a fixed rate for the life of the loan, calculated as the prime interest rate plus 1% as reported by Reuters on the first business day of the quarter preceding the date the loan was processed. At December 31, 2010, interest rates for outstanding loans ranged from 4.25% to 9.75%. Principal and interest payments are funded through payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Presentation   The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. Certain prior-period amounts have been reclassified to conform to the current-year presentation.

Use of Estimates   In preparing financial statements in accordance with accounting principles generally accepted in the United States, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Changes in facts and circumstances or discovery of new information may result in revised estimates and actual results may differ from these estimates, including estimates of the fair value of the Plan's investments, which may differ depending on the valuation method applied.

Payment of Distributions   Distributions to participants are recorded when paid.

Changes in Accounting Principles   The Plan adopted a new standard on reporting loans to participants by defined-contribution plans, effective for fiscal years ending after December 15, 2010. This standard requires that loans to participants be classified as notes receivable from participants (as opposed to investments) and measured at the unpaid principal balance plus any accrued but unpaid interest. The adoption of this standard had no impact on the financial statements of the Plan, since the Plan's historical accounting practice was already consistent with the provisions of this accounting standard.

Expenses   Plan expenses may include Plan-level administrative expenses and individual participant expenses. The Plan's administrative expenses are costs of the general administration of the Plan and may be paid by either the Plan or the Company. In 2010, the Company elected to pay the Plan's administrative expenses on the Plan's behalf without reimbursement, and presently intends to continue to do so, although the Company may, at its discretion, discontinue this practice.

   The individual participant expenses are specific to participant-directed transactions, such as engaging the Participant Investment Advisor to provide full investment management services as described in Note 1 above, as well as loan initiation and maintenance fees, and processing fees for certain withdrawals or exchanges. These fees are deducted from the requesting participant's account, and totaled $531,000 for 2010.

Notes Receivable from Participants   Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

2. Summary of Significant Accounting Policies (Continued)

Income Recognition and Valuation of Investments   Securities transactions are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recognized on an accrual basis.

Except as indicated below, securities held by the Plan are valued at fair value, and any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the participants' accounts. See Note 5 for discussion of fair value measurements.

The Fidelity Managed Income Portfolio II (MIP) is a stable-value investment in that it aims to maintain (but does not guarantee) a stable net asset value while also providing a level of current income at a variable rate of interest. Plan participants acquire investment units in the MIP, typically at $1.00 per unit, with each unit representing an undivided interest in the underlying assets of the MIP. The MIP is a common/collective trust fund that invests primarily in fixed-income securities and cash equivalents and enters into guaranteed investment contracts (GICs). A GIC is an investment contract that provides for the payment of a specified rate of interest and for the repayment of principal when the contract matures.

The MIP trust meets the requirements of a fully benefit-responsive investment, which means that it is designed to pay participant-initiated transactions at contract value. Contract value is equal to the sum of the participant's principal (at $1.00 per unit) plus accrued interest. The fair value of the Plan's investment in the MIP units may be higher or lower than its contract value, and is estimated by reference to the aggregate fair value of the investment portfolio and the GIC contracts held by the MIP. The fair value of these investments is reported on the Statements of Net Assets Available for Benefits, as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan's continuing ability to transact with the MIP at contract value may be restricted or limited upon occurrence of certain fund-level conditions, Plan-level events or with respect to transactions not initiated by the Plan participants, such as the Company's decision to terminate the Plan's offering of the MIP as a Plan investment option and full withdrawal of all invested balances from the MIP. The Plan does not currently consider the occurrence of any such conditions or events to be probable.

Excess Contributions Payable   Amounts payable to participants for contributions in excess of amounts permitted by the IRS are recorded as a liability on the Statements of Net Assets Available for Benefits at year end and as a deduction from net assets on the Statement of Changes in Net Assets Available for Benefits for the reporting period. The Plan distributed excess contributions payable at December 31, 2010, to the applicable participants prior to March 15, 2011.

3. Investments

The following table sets forth investments as of December 31, 2010, and 2009, that represent 5% or more of the Plan's net assets available for benefits.

	December 31,	
thousands	**2010**	2009
Anadarko Petroleum Corporation common stock	**$ 315,241**	$ 275,708
Fidelity Managed Income Portfolio II Class 3	**229,006**	212,797
(contract value of $226,745 at December 31, 2010 and $215,470 at December 31, 2009)		
PIMCO Total Return Institutional Class	**107,560**	83,044
American Funds EuroPacific Growth Fund Class R5	**70,761**	57,142
Fidelity Spartan 500 Index Investor Class	**66,927**	55,555

Company Stock represents approximately 26% and 27% of net assets available for benefits of the Plan as of December 31, 2010, and 2009, respectively.

During the year ended December 31, 2010, the Plan's investments in common stock and mutual funds appreciated in fair value as follows:

thousands	
Net appreciation of Anadarko Petroleum Corporation common stock	$ 70,307
Net appreciation in fair value of mutual funds	58,832
Net appreciation in fair value of investments in common stock and mutual funds	$ 129,139

4. Risks and Uncertainties

Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as Company Stock.

5. Fair Value

Fair value is defined as the price that would be received to sell an asset or price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in determining fair value are characterized according to a hierarchy that prioritizes inputs based upon the degree to which they are observable. The three levels of the fair-value measurement hierarchy are as follows:

Level 1 - Inputs represent unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3 - Inputs that are not observable from objective sources, such as the Company's internally developed assumptions about market-participant assumptions used in pricing an asset or liability.

The asset's or liability's fair-value measurement level within the fair-value hierarchy is based on the lowest level of any input that is significant to the fair-value measurement. The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010, and 2009.

Common Stock: Valued using quoted market prices for the identical security in an active market.

Common Collective Trust Fund: Valued using the net asset value (NAV) of the fund, which is based on the fair value of the underlying assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted flow model. The MIP units themselves are not traded in active markets at their estimated fair values, but rather current transactions are executed at contract value, as discussed in Note 2.

Mutual Funds: Valued using quoted market prices, which represent the NAV of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).

Money Market Fund: Valued using the NAV of the fund shares.

The Plan's valuation methods are appropriate and consistent with other market participants; however, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date than the fair value reported in the accompanying financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010

5. Fair Value (Continued)

The following tables set forth, by level within the fair-value hierarchy and asset class, the fair value of the Plan's investments at December 31, 2010, and 2009:

December 31, 2010

thousands	Level 1	Level 2	Level 3
Equity Securities:			
Common Stock			
Anadarko Petroleum Corporation common stock	$ 315,241	$ —	$ —
Common/Collective Trust Funds			
Stable Value Fund (a)	—	229,006	—
Mutual Funds			
U.S. Large-Cap Equity Funds	209,098	—	—
Fixed Income Funds	107,560	—	—
International Equity Funds	102,000	—	—
Blended Funds	101,603	—	—
U.S. Mid-Cap Equity Funds	65,421	—	—
U.S. Small-Cap Equity Funds	48,530	—	—
Money Market Fund	165	—	—
Total	$ 949,618	$ 229,006	$ —

December 31, 2009

thousands	Level 1	Level 2	Level 3
Equity Securities:			
Common Stock			
Anadarko Petroleum Corporation common stock	$ 275,708	$ —	$ —
Common/Collective Trust Funds			
Stable Value Fund (a)	—	212,797	—
Mutual Funds			
U.S. Large-Cap Equity Funds	178,846	—	—
Fixed Income Funds	83,044	—	—
International Equity Funds	87,919	—	—
Blended Funds	87,158	—	—
U.S. Mid-Cap Equity Funds	57,726	—	—
U.S. Small-Cap Equity Funds	26,456	—	—
Money Market Fund	4,979	—	—
Total	$ 801,836	$ 212,797	$ —

(a) This fund is designed with the view of capital preservation and income generation, as described in Note 2. Participant-directed redemptions are executed at contract value rather than fair value and have no restrictions; however, the Plan is required to provide a one-year redemption notice to exit the fund.

11

6. Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company Stock allocated to their accounts and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant.

7. Party-In-Interest Transactions

Certain Plan investments are in mutual funds, money market funds and a common/collective trust fund managed by Fidelity. Because the Plan pays certain fees to Fidelity, and Fidelity is the Trustee of the Plan, these transactions qualify as party-in-interest transactions. Additionally, since the Company is the Plan sponsor, the Company's payment of certain administrative expenses on behalf of the Plan and the Plan's investment in Company Stock constitute party-in-interest transactions. In each case, these are exempt party-in-interest transactions under ERISA.

8. Tax Status

The Company received a favorable determination letter dated April 14, 2003, from the IRS stating that (a) the Plan and amendments to the Plan executed in February 2002 and December 2000 satisfy the requirements of Section 401(a) of the Code, thereby exempting the Trust from federal income tax under Section 501(a) of the Code, and (b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan has adopted amendments subsequent to those covered by the determination letter. On January 30, 2009, the Company submitted the Plan, as amended, to the IRS for a determination letter in accordance with Revenue Procedure 2007-44. This determination letter has not been received as of June 27, 2011. The Company and the Plan's Administrative and Investment Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

During 2009, the Company identified an operational error whereby Employer matching contributions were inaccurately sourced which resulted in certain participants receiving ineligible distributions beginning in 2007. On behalf of the Plan, the Company requested the IRS issue a compliance statement for the Plan under the Voluntary Correction Program with Service Approval component of the Employee Plans Compliance Resolution System, as described in Revenue Procedure 2008-50. This compliance statement was received from the IRS on January 18, 2011. Estimated recoveries of ineligible distributions totaling $4.0 million and $1.0 million as of December 31, 2010, and 2009, are reported in the Statements of Net Assets Available for Benefits. Certain ineligible distributions continued into 2011 until the correction methods approved by the compliance statement were implemented. The Company has substantially completed the requirements of the compliance statement as of June 17, 2011, and expects full completion by the end of 2011.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2004.

9. Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are reported on the Form 5500 at fair value, different from the contract value at which they are reported in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to those included in the Form 5500:

	December 31,	
thousands	**2010**	2009
Net assets available for benefits per the financial statements	**$ 1,195,565**	$ 1,028,565
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**2,261**	(2,673)
Net assets available for benefits per the Form 5500	**$ 1,197,826**	$ 1,025,892

The following is a reconciliation of investment income for the year ended December 31, 2010, per the financial statements to that included in the Form 5500:

thousands	
Total investment income per the financial statements	$ 150,435
Add: interest income on notes receivable from participants	553
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:	
Add: December 31, 2009	2,673
Less: December 31, 2010	(2,261)
Total investment income per the Form 5500	$ 155,922

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			
Check Here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$51,289 (a)	$0	$0	$0	$51,289 (a)

(a) Represents delinquent participant contributions and loan repayments from a single off-cycle payroll processing in July 2010. The Company remitted contributions to the Plan in August 2010 and associated lost earnings of $74 in November 2010. Of the $51,289 in delinquent contributions, $9,917 represents loan repayment amounts.

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

thousands **Identity of Issue / Description**	**Current Value**
* Anadarko Petroleum Corporation common stock (APC)	$ 315,241
Mutual Funds	
PIMCO Total Return Institutional Class (PTTRX)	107,560
American Funds EuroPacific Growth Fund Class R5 (RERFX)	70,761
* Fidelity Spartan 500 Index Investor Class (FUSEX)	66,927
* Fidelity Balanced Class K (FBAKX)	49,792
American Funds The Growth of America Class R5 (RGAFX)	35,268
* Fidelity Mid-Cap Stock Class K (FKMCX)	33,715
American Beacon Large Cap Value Institutional Class (AADEX)	32,765
* Fidelity Diversified International Class K (FDIKX)	31,239
* Fidelity Growth Company Class K (FGCKX)	26,939
Wells Fargo Advantage Small Cap Value Institutional Class (WFSVX)	22,192
* Fidelity Contrafund Class K (FCNKX)	18,305
* Fidelity Spartan Extended Market Index Investor Class (FSEMX)	18,189
Perkins Mid Cap Value Class T (JMCVX)	13,517
Baron Growth Retail Class (BGRFX)	12,878
* Fidelity Spartan Total Market Index Investor Class (FSTMX)	11,289
Vanguard Value Index Investor Class (VIVAX)	10,123
Columbia Small Cap Core Class Z (SMCEX)	7,976
Davis NY Venture Class Y (DNVYX)	7,482
* Fidelity Freedom Income (FFFAX)	4,239
Aberdeen Small Cap Fund Institutional Class (GSCIX)	3,092
Hartford Small Company Class Y (HSCYX)	2,079
Victory Small Company Opportunity Fund I Shares (VSOIX)	314
* Fidelity Freedom 2000 (FFFBX)	399
* Fidelity Freedom 2005 (FFFVX)	92
* Fidelity Freedom 2010 (FFFCX)	5,095
* Fidelity Freedom 2015 (FFVFX)	3,473
* Fidelity Freedom 2020 (FFFDX)	13,291
* Fidelity Freedom 2025 (FFTWX)	3,756
* Fidelity Freedom 2030 (FFFEX)	6,460
* Fidelity Freedom 2035 (FFTHX)	2,882
* Fidelity Freedom 2040 (FFFFX)	6,060
* Fidelity Freedom 2045 (FFFGX)	2,750
* Fidelity Freedom 2050 (FFFHX)	3,313
Total Mutual Funds	634,212

thousands **Identity of Issue / Description**	**Current Value**
Common/Collective Trust Funds	
* Fidelity Managed Income Portfolio II Class 3	229,006
Total Common/Collective Trust Funds	229,006
Money Market Investments	
* Fidelity Institutional Money Market: Money Market Portfolio Class I (FMPXX)	165
Total Money Market Investments	165
* Participant Loans (varying maturity dates and interest rates ranging from 4.25% to 9.75%)	11,135
Total	$ 1,189,759

* Party-in-interest

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 27, 2011   By: /s/ M. CATHY DOUGLAS

M. Cathy Douglas, Anadarko Petroleum Corporation,
Vice President, Chief Accounting Officer, and Member of
the Administrative and Investment Committee